(CROWN NEWS RELEASE LETTERHEAD)



                                       Institutional Inquiries:
                                       JOHN E. WHEELER, JR.
                                       Executive Vice President and
                                       Chief Financial Officer
                                       (410) 659-4803

                                       Shareholder Inquiries:
FOR IMMEDIATE RELEASE                  J. STEVEN WISE, Manager
Baltimore, Maryland -- JULY 27, 2000   Corporate & Government Affairs
                                       (410) 659-4859


CROWN CENTRAL REPORTS SECOND QUARTER RESULTS

     Crown Central Petroleum Corporation (CNP.A and CNP.B on the American Stock Exchange) announced today a net profit of $9.2 million ($.93 per share) in the second quarter of 2000, compared to a net loss of $11.0 million ($1.12 per share) in the second quarter of 1999. Sales and operating revenues for the second quarter were $481.0 million compared to $281.4 million in the second quarter of 1999.

     For the first six months of 2000, the Company had a net profit of $5.6 million ($.57 per share) on revenues of $902.5 million, compared to a net loss of $22.9 million ($2.32 per share) on revenues of $506.6 million during the same period in 1999.

     After adjusting the net profit for interest, taxes, depreciation, amortization, abandonments and the LIFO inventory provision, the Company's cash flow from operating activities for the second quarter 2000 was $29.4 million, up from $6.9 million during the same period in 1999. With the Company's 35,000 barrel per day processing agreement with Statoil set to expire in October 2000, the additional cash flow generated from operations will be needed to fund estimated working capital requirements of approximately $27 million to enable the Company to continue to operate its refineries at optimum capacity.

     Refining margins contributed significantly to the improved results for the period. The 20-day delayed Gulf Coast 3-2-1 benchmark increased from $2.32 per barrel in the second quarter of 1999 to $6.23 per barrel in the second quarter of 2000. Stocks of gasoline throughout the country were well below 1999 levels during the period while demand remained strong, resulting in higher margins. West Texas Intermediate crude oil averaged $28.93 per barrel for the second quarter 2000, a 64% increase over the same period in 1999, when the average was $17.64 per barrel.

The retail segment of the Company experienced a slight increase in gasoline gross margins in the second quarter versus the same period last year, though margins dropped substantially during the second half of the quarter.

                              (more)

Gasoline volumes remained steady on a per month per store basis when compared with the second quarter of 1999. Merchandise sales continued to increase on a per month per store basis, improving from $37.8 thousand during the second quarter of 1999 to $39.9 thousand for the same period in 2000.

     Despite the significant improvement in refining margins during the second quarter, in July gasoline inventories have returned to more historic average levels. As a result, the 20-day delayed 3-2-1 crack spread has averaged $2.33 per barrel for the first 25 days of July. In addition, the currently forecasted 20-day delayed 3-2-1 margin for the remainder of 2000 is approximately $2.49 per barrel.

     Additionally, the Environmental Protection Agency (EPA) proposed a rule in May requiring radical sulfur reductions in diesel fuel. This follows the EPA's December 1999 adoption of a rule requiring drastic reductions in gasoline sulfur levels and the implementation on June 1, 2000 of tighter specifications for reformulated gasoline. These requirements, and the question of whether the industry will be able to implement them in a relatively short period of time, only add to the many challenges facing an already uncertain and volatile industry. The Company is considering the impact of these rules on its operations.

     The Company announced on April 10, 2000 that it had entered into a definitive merger agreement that would result in Crown becoming an indirect wholly-owned subsidiary of Rosemore, Inc., a Maryland corporation that owns 49% of Crown's Class A common stock and 11% of Crown's Class B common stock. A Special Meeting has been scheduled for August 24, 2000 at 10:00 a.m. at the Turf Valley Conference Center in Ellicott City, Maryland for stockholders to consider and vote upon the merger and related Agreement and Plan of Merger.

     Headquartered in Baltimore, Maryland since 1930, Crown operates two Texas refineries with a total capacity of 152,000 barrels per day, 327 Crown gasoline stations and convenience stores in the Mid-Atlantic and Southeastern U.S., and 13 product terminals along the Colonial, Plantation and Texas Eastern Product pipelines.

                                 ###

                CROWN CENTRAL PETROLEUM CORPORATION
                     OPERATING STATISTICS


                             Six Months Ended   Three Months Ended
                                  June 30            June 30
                              2000       1999     2000     1999
                             --------  --------  -------  --------
COMBINED REFINERY OPERATIONS

Production (BPD - M)              147      136      155       138
Production (MMbbl)               26.7     24.6     14.1      12.5
Sales (MMbbl)                    26.1     21.4     13.6      13.0
Gross Margin ($/bbl)             4.36     2.76     4.33      2.55
Gross Profit ($MM)              113.8     58.9     58.9      33.2
Operating Cost ($/bbl)          (2.59)   (3.01)   (2.68)    (2.61)
Operating Cost ($MM)            (67.6)   (64.4)   (36.4)    (34.0)
Refining Operating Profit
   (Loss) ($MM)                  46.2     (5.5)    22.5      (0.8)

RETAIL

Total Stores                      327      348      327       348
Volume (pmps - Mgal)              119      118      120       120
Volume (MMgal)                    233      247      118       125
Gasoline Gross Margin ($/gal)   0.093    0.092    0.103     0.098
Gasoline Gross Profit ($MM)      21.6     22.8     12.2      12.3

Company-Operated Stores           225      244      225       244
Merchandise Sales (pmps - $M)    37.6     35.6     39.9      37.8
Merchandise Sales ($MM)          50.8     52.1     26.9      27.7
Merchandise Gross Margin  (%)    31.7     30.7     32.0      30.7
Merchandise Gross Profit ($MM)   16.1     16.0      8.6       8.5
Ancillary Income, Net ($MM)       6.2      7.1      3.0       3.7

Retail Gross Profit ($MM)        43.9     45.9     23.8      24.5
Retail Operating Costs
   (pmps - $M)                  (20.3)   (21.0)   (20.1)    (20.6)
Retail Operating Costs ($MM)    (39.9)   (43.9)   (19.7)    (21.5)
Retail Non-Operating (Expense)
   Income ($MM)                  (0.1)     0.4     (0.4)      0.7
Retail Operating Profit
   (Loss) ($MM)                   3.9      2.4      3.7       3.7

WHOLESALE / TERMINAL
  OPERATING PROFIT (LOSS) ($MM)  14.0      6.9      3.2       2.1

OTHER

LIFO (Provision) Recovery ($MM) (30.3)   (21.5)    (2.9)    (12.3)
Corporate Overhead ($MM)        (12.6)   (12.3)    (6.0)     (5.9)
Net Interest (Expense) ($MM)     (8.2)    (6.9)    (4.1)     (3.5)
Other (Expense) Income ($MM)     (3.8)     1.2     (3.9)     (0.5)
Income Tax (Expense) Benefit
   ($MM)                         (3.6)    12.8     (3.3)      6.2

Total Net Income (Loss) ($MM)     5.6    (22.9)     9.2     (11.0)

Depreciation & Amortization
   ($MM)                         19.3     17.9      9.7       9.1
Net Interest Expense ($MM)        8.2      6.9      4.1       3.5
LIFO Provision (Recovery) ($MM)  30.3     21.5      2.9      12.3
(Gain) Loss from Asset
   Disposals ($MM)               (0.4)    (0.4)     0.2      (0.8)
Income Tax Expense (Benefit)
   ($MM)                          3.6    (12.8)     3.3      (6.2)

EBITDAAL ($MM)                   66.6     10.2     29.4       6.9

Capital Expenditures ($MM)        8.1     12.9      3.3       4.3

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BPD = Barrels per day
bbl = barrel or barrels as applicable
gal = gallon or gallons as applicable
pmps = per month per store
M = in thousands
MM = in millions


Note: Merchandise sales consist of sales generated by Company-operated stores, therefore, the per month per store (pmps) amounts are calculated using Company-operated stores only.

               CROWN CENTRAL PETROLEUM CORPORATION AND SUBSIDIARIES
                   DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA



                                Six Months Ended       Three Months Ended
                                      June 30                June 30
                                  2000       1999        2000        1999
                                --------   --------    --------    --------
Sales and operating revenues  $  902,533 $  506,578  $  481,049  $  281,413

Income (loss) before income
  taxes                            9,210    (35,621)     12,486     (17,271)

Net income (loss)                  5,650    (22,859)      9,213     (11,029)

Net income (loss) per share:
   Basic                      $     0.57 $    (2.32) $     0.93  $    (1.12)
   Diluted                          0.56      (2.32)       0.92       (1.12)

Weighted average shares used in
  the computation of net income
  (loss) per share:
    Basic                      9,871,431  9,871,431   9,871,431   9,871,431
    Diluted                   10,000,859  9,871,431   9,993,647   9,871,431



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